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06004291

AB 3/11/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 2 4 2006
WASH, D.C. SECTION
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
1ST MUNICH CAPITAL, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HERZOGSTRASSE 60
(No. and Street)

MUNICH	**GERMANY**	**D-80803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name - *if individual, state last, first, middle name*)

Altamonte Springs	**Florida**	**32714**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

B

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

VA 4/13/06

OATH OR AFFIRMATION

I, **Thomas Doll**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **1st Munich Capital, LLC**, as of **December 31**, 31 **05** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Juan A. Nunez
Commission # DD351878
Expires: SEP. 01, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President/CEO
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST MUNICH CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation and Reconciliation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	11
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption Under SEC Rule 15c3-3	12

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Members
1st Munich Capital, LLC

I have audited the accompanying statement of financial condition of 1st Munich Capital, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Munich Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 9, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

1ST MUNICH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash and cash equivalents	$ 259,110
Receivables from clearing brokers	13,888
Other current assets	297
Property and equipment	2,697
Rent deposit	6,110
	$ 282,102

Liabilities and members' equity

Liabilities:	
Accounts payable and accrued expenses	$ 15,053
Commissions payable	91,810
Total liabilities	106,863
Members' equity	175,239
	$ 282,102

The accompanying notes are an integral part of these financial statements.

1ST MUNICH CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Brokerage revenues	$ 2,056,577
Profit sharing from trading	627,044
Interest and dividends	3,297
Other	1,152
Total revenue	2,688,070
Expenses:	
Commissions	2,275,316
Clearing costs	194,570
Management fee	100,000
Execution costs	99,796
Telephone and communications	8,667
Occupancy	4,884
Other operating costs	78,611
Total expenses	2,761,844
Net Loss	$ (73,774)

The accompanying notes are an integral part of these financial statements.

1ST MUNICH CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Members' Equity
Balance at January 1, 2005	$ 249,013
Net loss	(73,774)
Balance at December 31, 2005	$ 175,239

The accompanying notes are an integral part of these financial statements.

1ST MUNICH CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net loss	$ (73,774)
Adjustments to reconcile net income to net cash used in operating activities	
Increase or decrease in assets and liabilities:	
Decrease in due from clearing broker	20,760
Decrease in prepaid assets	82
Increase in other assets	(6,110)
Increase in accounts payable and accrued expenses	10,845
Decrease in commissions payable	(62,147)
Total cash used in operating activities	(110,344)
Net decrease in cash	(110,344)
Cash and cash equivalents at beginning of year	369,454
Cash and cash equivalents at end of year	$ 259,110
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1ST MUNICH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

1st Munich Capital, LLC (the "Company") was incorporated as a limited liability corporation on March 19, 2002, in the state of Florida. 1st Capital Markets Corporation (the "Majority Member") owns 99% of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers.

The Company operates offices in Boca Raton, Florida and Munich, Germany. The Company's sources of revenue are derived from unsolicited brokerage transactions. The Company is an introducing broker-dealer and clears its trades through Bear Stearns Securities Corp and STC Securities, Inc. (the "Clearing Brokers"). Although the Company's Clearing Brokers maintain the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing brokers - Due from clearing brokers represents commissions and other monies due the Company from the Clearing Brokers. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual results.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets

Commissions payable – Commissions payable is money due brokers who trade through the Company.

Securities transactions - Securities transactions, including commission payable, are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company pays management fees to its Majority Member. The management fees are paid for financial and administrative services, and for providing office facilities, including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. During the year ended December 31, 2005, the Company paid its Majority Member $100,000 in management fees. No management fees were payable as of December 31, 2005.

The Company has a minority member (the "Minority Member"), who is an officer of the Majority Member and who owns one percent (1%) of the Company. For the year ended December 31, 2005, the Company paid commissions in the amount of $ 1,727,500 to the Minority Member. No commissions were due the Minority Member at December 31, 2005.

4. CONTRACTUAL COMMITMENTS

Rent expense paid for the year ended December 31, 2005 was $3,221.

Effective January 1, 2006, the Company has leased office space on a two year lease term. Annual minimum rental payments are approximately $17,200 plus sales tax during the year ending December 31, 2006 and the annual rent is subject to an increase based upon a prescribed formula for the year ended December 31, 2007.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Brokers. The Clearing Brokers are responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Brokers may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Brokers.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

The Company's revenue is 100% generated by trade activity from its Munich, Germany office. All assets in the Munich, Germany office are owned by the Minority Member.

The Company maintains cash balances at a large national bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

The Company maintains accounts with its two Clearing Brokers. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time.

6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($7,124 at December 31, 2005) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2005, the net capital, as computed, was $152,247. Consequently, the Company had excess net capital of $145,123 over the minimum net capital requirement of $7,124.

At December 31, 2004 the percentage of aggregate indebtedness to net capital was approximately 70.2% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2003 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

1ST MUNICH CAPITAL, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of basic net capital requirements:	
Total members' equity qualified for net capital	$ 175,239
Deduction:	
Non-allowable assets	
Receivable	13,888
Other current asset	297
Property and equipment, net	2,697
Prepaid expenses	6,110
Total non-allowable assets	22,992
Net capital before haircuts and securities positions	152,247
Haircuts	-
Net capital	152,247
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($7,124)	
Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	7,124
Net capital in excess of required minimum	$ 145,123
Excess net capital at 1000%	$ 141,560
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2005, unaudited Focus Report, as filed	$ 152,246
Adjustment for rounding	1
Net capital, per December 31, 2005, audited report, as filed.	$ 152,247

See Accountant's Report.

1ST MUNICH CAPITAL, LLC
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Aggregate indebtedness:

Accounts payable and accrued expenses	$	15,055
Commissions payable		91,810
Total aggregate indebtedness included in Statement of Financial Condition	$	106,865
Percentage of aggregate indebtedness to net capital		70.2%

1ST MUNICH CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2005

1st Munich Capital, LLC operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Munich Capital, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
1st Munich Capital, LLC

In planning and performing my audit of the financial statements of 1st Munich Capital, LLC (the "Company") for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Retoff, CPA, P.A.

February 9, 2006